December 20, 2018

Julien Fran ois
Chief Financial Officer
Western Copper and Gold Corporation
1040 West Georgia Street, 15th Floor
Vancouver, BC V6E 4H1
Canada

       Re: Western Copper and Gold Corporation
           Form 40-F for Fiscal Year Ended December 31, 2017
           Filed March 22, 2018
           File No. 001-35075

Dear Mr. Fran ois:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2017

Certifications and Disclosures Regarding Controls and Procedures
Attestation Report of the Registered Public Accounting Firm, page 3

1. You disclose that you have not included an attestation report due to "a transition period established by the Jumpstart Our Business Startups Act of 2012 and transition rules established by rules of the Commission for newly public companies." Please clarify the provision of the JOBS Act upon which you have based your determination and provide an analysis as to how you qualify as well as the duration for which you expect to qualify under such provision.
Exhibit 99.3   Audited Consolidated Financial Statements
Independent Auditor's Report, page 4

2. We note your auditor's report opines on your financial statements in accordance with
 Julien Fran ois
Western Copper and Gold Corporation
December 20, 2018
Page 2
         International Financial Reporting Standards. Please note that in order to omit a reconciliation to US GAAP, your financial statements must be prepared and audited in accordance with International Financial Reporting Standers as issued by the International
         Accounting Standards Board. Please confer with your auditor and confirm that your financial statements were prepared and audited in accordance with International Financial
         Reporting Standers as issued by the International Accounting Standards Board. Please
         also confirm that in your 2018 annual report you will obtain and file and an audit report that reflects the full title as noted above.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at (202) 551-3319, or Joel Parker at
(202) 551-3651,
with any questions.



                                                             Sincerely,
FirstName LastNameJulien Fran ois
                                                             Division of
Corporation Finance
Comapany NameWestern Copper and Gold Corporation
                                                             Office of
Beverages, Apparel and
December 20, 2018 Page 2                                     Mining
FirstName LastName